June 3, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.  20549

RE:	Equifax Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed April 28, 2009
File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated May 8, 2009 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filings by Equifax Inc. (the “Company” or “Equifax”).  With respect to each of the items in that letter, we are providing the following responses. To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 10-K for the fiscal year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition

2008 Acquisitions and Investments, page 38

1.              We note that you have the option to acquire up to an additional 22 percent interest in GPCS between 2011 and 2013 for cash consideration based on a formula for determining equity value of the business and the assumption of certain debt.  Tell us how you accounted for the option and how you determined its fair value, if any.

Company Response:  The accounting for our contractual “call option” to acquire an additional 22 percent equity interest in GPCS, a credit bureau operating in Russia, was determined as follows.  First, we considered whether the call option, which is exercisable between 2011 and 2013, should be accounted for as a derivative instrument under SFAS 133. If the Company elects to exercise the call option, it must deliver cash to obtain the additional percentage interest to be acquired from our two partners in GPCS.  Since the contractual terms for the call option do not permit “net settlement” within the meaning of paragraph 6c of SFAS 133, we concluded that the call option was not required to be accounted for as a derivative security.

We next considered whether to allocate to the call option any portion of our $4.4 million initial investment in GPCS.  Our call option only becomes exercisable when GPCS’ operating revenue reaches certain thresholds.  Further, the purchase price is determined by applying a specified revenue multiple, derived using Equifax’s multiple of consolidated revenues.  Our internal discounted cash flow (DCF) analysis supported the 28% investment in GPCS for approximately $4.4 million.  In determining the fair value of the call option, we compared (1) the value of the additional 22% investment using the projected revenue multiple implicit in the DCF analysis to (2) the value of the additional 22% investment using the contract formula.  We concluded the contractual call option price is less favorable than the multiple of revenues implicit in our DCF model.  For that reason, we concluded the call option has negligible fair value and therefore did not allocate to it any of the initial investment.  We account for our investment in GPCS under the equity method of accounting prescribed by APB 18.

Application of Critical Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 44

2.              We note that goodwill accounted for 54% of total assets as of December 31, 2008.  We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•                  Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•                  Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•                  Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•                  Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•                  Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•                  In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•                  Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Company Response:  In response to the Staff’s comments, the Company intends to expand the Results of Operations discussion in future filings to provide more disclosure regarding the Company’s goodwill impairment testing policy within our critical accounting policies.  Following is the expanded disclosure that the Company would propose to include in future filings, beginning with the June 30, 2009 Form 10-Q, subject to any further changes that may become necessary or advisable due to changes in the current economy or with respect to our financial outlook:

“Goodwill and Indefinite-Lived Intangible Assets

We review goodwill and indefinite-lived intangible assets for impairment annually (as of September 30) and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS 142. These events or circumstances could include a significant change in the business climate, legal factors, operating performance or trends, competition, or sale or disposition of a significant portion of a reporting unit.  Since the completion of our acquisition of TALX in May 2007, we have eleven reporting units comprised of Consumer Information Solutions (which includes Mortgage Solutions), Credit Marketing Services, Direct Marketing Services, Europe, Latin America, Canada Consumer, North America Personal Solutions, North America Commercial Solutions, The Work Number, Tax Management Services and Talent Management Services.

The goodwill balance at December 31, 2008, for our eleven reporting units was as follows:

December 31,
2008
(In millions)
Consumer Information Solutions (including Mortgage Solutions)	$292.5
Credit Marketing Services	233.4
Direct Marketing Services	64.0
Europe	91.6
Latin America	158.3
Canada Consumer	25.4
North America Personal Solutions	1.8
North America Commercial Solutions	36.5
The Work Number	708.9
Tax Management Services	121.6
Talent Management Services	26.0
Total goodwill	$1,760.0

Valuation Techniques

In determining the fair value of our reporting units, we used a combination of the income and market approaches to estimate the reporting unit’s business enterprise value.

Under the income approach, we calculate the fair value of a reporting unit based on estimated future discounted cash flows which require assumptions about short- and long-term revenue growth rates, operating margins for each reporting unit, discount rates, foreign currency exchange rates and estimates of capital charges.  The assumptions we use are based on what we believe a hypothetical marketplace participant would use in estimating fair value.  Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for benchmark companies.  Data for the benchmark companies was obtained from publicly available information.  A valuation multiple was selected based on a financial benchmarking analysis that compared the reporting unit’s operating result with the comparable companies’ information.  In addition to these financial considerations, qualitative factors such as variations in growth opportunities and overall risk among the benchmark companies were considered in the ultimate selection of the multiple.  The values separately derived from each valuation technique were used to develop an overall estimate of a reporting unit’s fair value.  We applied a weighting that relies more heavily on the income approach than on the market approach for determining the fair value of each of the reporting units.  We believe this weighting is appropriate because it is consistent with how we value prospective purchase business combinations and because of the variations in the business and operating characteristics of the companies available as comparables when compared to our reporting units.  The selection and weighting of the various fair value techniques may result in a higher or lower fair value.  Judgment is applied in determining the weightings that are most representative of fair value.

We have not made any material changes to the accounting methodology we use to assess goodwill impairment since the date of the last annual impairment test.

Growth Assumptions

The assumptions about future cash flows and growth rates used in the income approach to valuation are based on each reporting unit’s long-term business plan and forecast prepared annually and are subject to review and approval of our senior management.  These plans and forecasts were derived by considering key business drivers including new business initiatives, client service and retention standards, market share changes, historical performance and industry and economic trends, among other considerations.  The long-term growth rate used in determining the terminal value of each reporting unit at the end of the forecast period was generally 3% in 2008 based on management’s assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as GDP, inflation and the maturity of the markets we serve.

As a result of the economic downturn experienced in 2008, and the resultant decline in revenue experienced in certain of our business units, the revenue projections we used to complete our 2008 annual impairment testing at September 30, 2008, projected 2009 revenue to be lower than 2008 revenue levels for the majority of our reporting units.  Our 2008 long-term forecast was also significantly lower in the aggregate than the long-term forecast that was developed in 2007.  Our 2008 long-term forecast did not anticipate meaningful recovery of the global economy until 2010.  Although we do not expect consolidated revenue to improve meaningfully until 2010, we have taken cost containment actions to help maintain operating margins for our reporting units during 2008 and 2009.

Discount Rate Assumptions

The basis for discount rates is the Company’s weighted-average cost of capital, or WACC, calibrated for the assessment of risks related to the projected cash flows of each reporting unit.  The WACC represents an implied rate of return which we believe an independent investor or market participant would require for an investment in a company with similar risk and business characteristics to the reporting unit.  To calculate the WACC, the cost of equity and cost of debt are multiplied by the assumed capital structure of the reporting unit as compared to industry trends and benchmark company structures.  The cost of equity was computed using the Capital Asset Pricing Model which considers the risk-free interest rate, beta, equity risk premium and specific company risk premium related to a particular reporting unit.  The cost of debt was computed using a benchmark rate, incremental interest spread for a company of our risk and credit rating, and the Company’s tax rate.  For the 2008 annual goodwill impairment evaluation, the discount rates used to develop the estimated fair value of the reporting units ranged from 9% to 17%.

Estimated Fair Value and Sensitivities

The estimated fair value of each reporting unit is derived from the valuation techniques described above, incorporating the related projections and assumptions.  An indication of possible impairment occurs when the estimated fair value of the reporting unit is below the carrying value of its equity.  As of September 30, 2008, the estimated fair value of each reporting unit exceeded its carrying value.

The estimated fair value of the reporting unit is highly sensitive to changes in these projections and assumptions; therefore, in some instances minor changes in these assumptions could impact whether the fair value of a reporting unit is greater than its carrying value.  For example, an increase in the discount rate and decline in the cumulative cash flow projections of a reporting unit could cause the fair value of certain reporting units to be below its carrying value.  We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.  Ultimately, future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.  The excess of fair value over carrying value for each of the Company’s reporting units as of September 30, 2008, ranged from approximately $34 million to approximately $2 billion.  In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit.  This hypothetical 10% decrease would result in excess fair value over carrying value ranging from approximately $28 million to approximately $2 billion for each of the Company’s reporting units.

As a result of the significant deterioration of the U.S. economy during the fourth quarter of 2008 and the finalization of our 2009 annual budget, which was finalized in January 2009, we reviewed the assumptions used to conduct the 2008 annual impairment testing as of September 30 to ensure that our assumptions were consistent with our future expectations.  As a result, we concluded that the significant deterioration in the U.S. economy caused a triggering event, as defined by SFAS 142, and we updated our analysis of goodwill impairment at December 31, 2008.  We concluded and disclosed in our 2008 Form 10-K that the estimated fair value of each reporting unit exceeded its carrying value at December 31, 2008.”

Item 8.  Financial Statements and Supplementary Data

1.  Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 59

3.              We note that development fees are deferred when billed and are recognized over the expected period of benefit of the related customer contract.  Please tell us why you believe it is appropriate to defer these fees over the contractual period rather than over the estimated customer relationship period.  Refer to your basis in the accounting literature.

Company Response:  We account for our fees related to development services in accordance with Regulation S-X, Topic 13 A.3.f, which requires that such revenue be recognized during the period the customer is expected to benefit from the contracted service.  Some of our products require the development of interfaces or platforms by our enabling technologies personnel that allow our customers to interact with our proprietary information databases.  These interfaces provide additional services, referred to as our enabling technologies services that, using the information in our proprietary information databases, create customized decision or scoring outputs that assist our customers in credit granting and other decisions.  Our enabling technologies services are governed by separate customer contracts.  Our disclosure was intended to indicate that deferred development fees are recognized over the expected period that our customer will benefit from each of the enabling technologies services to which they subscribe.  In future filings, however, we will clarify our disclosure to indicate that the deferred revenue from development services is recognized over the expected period that the customer will benefit from the related enabling technologies service we provide.

Goodwill and Indefinite-Lived Intangible Assets, page 62

4.              We note your statement herein that you utilize projections of future discounted cash flows, or the income approach, to determine fair values of your reporting units and that those estimates are then corroborated by market multiple comparables.  However, your disclosures on page 44 indicate that you determine the fair values of your reporting units based on a weighting of the income and market approaches.  Please tell us in detail which approach you utilize, explain why you believe such approach is appropriate and clarify your disclosures accordingly.

Company Response:  As noted in our response to Question 2 above, we utilize an approach to determine the fair values of our reporting units by relying on a weighting that relies more heavily on the income approach than on the market approach.  We believe this weighting is appropriate because it is consistent with how we value prospective purchase business combinations and because of the variations in the business and operating characteristics of the companies available as comparables when compared to our reporting units.  We will clarify our disclosure, as noted in the response to Question 2 above, in future filings beginning with our second quarter 2009 Form 10-Q.

3. Goodwill and Other Intangible Assets, page 67

5.              We note that you reallocated goodwill in the amount of $96 million from reporting units within the TALX reportable segment to the reporting units in the U.S. Consumer Information Systems reportable segment.  Tell us in detail why you believe such a reallocation was appropriate.

Company Response:  Paragraphs 34 and 35 of SFAS 142 require a company to allocate goodwill to all reporting units that are expected to benefit from synergies of the combined company.  In conjunction with our finalization of the TALX purchase price allocation, we reallocated goodwill to those reporting units which are expected to benefit from these synergies.  The fair value expected to be derived from the TALX reporting units is the net present value of the future cash flows associated with those businesses plus any incremental synergies associated with selling TALX products and products incorporating TALX data to existing Equifax customers.  The fair value of the non-TALX reporting units was calculated based on the net present value of any synergies expected to be derived from the business combination (a “with” and “without” methodology discussed in SFAS 142 paragraph 35).  These synergies principally relate to expectations for enhanced revenues from U.S. Consumer Information Solutions, or USCIS, customers derived from new product offerings that include TALX data as a component of the product.

In accordance with SFAS 142, an entity has up to one year from the acquisition date to finalize its purchase price allocation given that the entity is waiting on information that it has arranged to obtain and that is known to be available and obtainable.  During 2007, the Company refined, enhanced and critically assessed its original list of potential synergies that could provide future value to the combined company.  In 2008, the Company completed its evaluation of potential synergies and determined the synergies that were expected to generate value to the combined company and, therefore, should be included in the goodwill allocation analysis.  The Company reallocated goodwill to our USCIS reportable segment when the purchase price allocation was finalized during the second quarter of 2008.

Form 10-Q for the quarterly period ended March 31, 2009

6.              We note that you experienced declines in operating revenue, operating income, cash flows from operations, and income per share.  Considering these factors, tell us if you performed an interim impairment test.  If not, tell us the factors you considered in your determination that an interim test was not necessary.

Company Response:  As noted in our response to Question 2 above, we conduct our annual impairment testing in accordance with SFAS 142 as of September 30 each year.  During 2008, our annual impairment testing resulted in our concluding that we did not have any conditions of impairment of goodwill.  As a result of the significant deterioration of the U.S. economy during the fourth quarter of 2008 and finalization of our 2009 annual budget in January 2009, we reviewed the assumptions used to conduct the September 30, 2008, annual impairment testing to ensure consistency with our future expectations.  We concluded that the significant deterioration in the U.S. economy during the fourth quarter of 2008 caused a triggering event, as defined by SFAS 142, and we updated our analysis of goodwill impairment at December 31, 2008.  We concluded and disclosed in our 2008 Form 10-K that there was no impairment of goodwill as a result of conducting the interim impairment test.  As of March 31, 2009, cash flows achieved during the first quarter of 2009 and reasonably expected to be achieved in the future remain consistent with the assumptions and expectations we had at December 31, 2008.  Therefore, we concluded that (1) no additional events or circumstances have occurred since December 31, 2008, that would indicate that the fair value of any of our reporting units is more likely than not below its carrying amount and (2) no additional interim goodwill impairment testing was necessary as of March 31, 2009.

Income Taxes, page 16

7.              Provide us with more details of the discrete item recorded related to California state income taxes.

Company Response:  During the first quarter of 2009, California made significant changes to its corporate income tax rules, including the apportionment formula for multistate corporations.  For multistate corporate taxpayers that earn revenue from services or intangibles, California, like many states, has historically sourced sales based on the location of the taxpayer’s “costs-of-performance.” In applying this method, a taxpayer evaluates its income-producing activities and if an activity was performed solely in California, then all receipts from that activity would be included in the California sales factor numerator. If the income producing activity was performed in and outside of California, then the receipts were included in the sales factor numerator only if a greater proportion of the costs were in California than in any other state (the preponderance “costs-of-performance” rule).

For tax years beginning on or after January 1, 2011, Senate Bill X3 15 repeals these established sourcing principles and implements “market-based” sourcing concepts.  As revised, Cal. Rev. and Tax. Code Sec. 25136 provides for the following sourcing rules for sales, other than sales of real and tangible personal property:

•      Receipts from services are in the state to the extent the purchaser of the service received the benefit of the service in the state; and

•      Receipts from intangible property are in the state if the property is used in the state.

We analyzed the potential impact on the Company of this tax law change and determined that it will increase the amount of income we apportion to California for taxable years beginning after January 1, 2011.  This will result in a higher California effective tax rate as of January 1, 2011.

SFAS 109 paragraph 27 requires the effects of a change in tax law on deferred tax balances to be recognized in the period during which the new law is enacted.  Consequently, Equifax recognized an additional $2.0 million in tax expense in the first quarter of 2009 related to the revaluation of our deferred tax liability to reflect the impact of the California tax law change.

*    *    *

As requested by the Commission, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (404) 885-8440.  My fax number is (404) 885-8087.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
Kent E. Mast, Corporate Vice President and Chief Legal Officer